               Request for Effectiveness of Registration Statement of
                           Oppenheimer Global Value Fund
          Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

September 17, 2007

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

                  Re:    Oppenheimer Global Value Fund
                         Reg. No. 333-144517; File No. 811-22092

To the Securities and Exchange Commission:

     Oppenheimer  Global  Value  Fund (the  "Registrant")  and  OppenheimerFunds
Distributor,  Inc., as general  distributor of the Registrant's  shares,  hereby request  effectiveness  on  September  25,  2007,  or  as  soon  as  practicable
thereafter,   of  the  Registrant's   Pre-Effective   Amendment  No.  2  to  its
Registration Statement on Form N-1A.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                                            Oppenheimer Global Value Fund

                                            By:    /s/ Lisa I. Bloomberg
                                                   ____________________________
                                                   Lisa I. Bloomberg, Assistant Secretary

                                            OppenheimerFunds Distributor, Inc.

                                            By:    /s/ Janette Aprilante
                                                   _____________________________
                                                   Janette Aprilante, Secretary